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Exhibit 4.8

Baytex Energy Corp.

Treasury Offering of Common Shares

Term Sheet	March 12, 2015

An amended and restated preliminary short form prospectus containing important information relating to the securities described in this document has not yet been filed with the securities regulatory authorities in each of the provinces of Canada. A copy of the amended and restated preliminary short form prospectus is required to be delivered to any investor that received this document and expressed an interest in acquiring the securities.
There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the amended and restated preliminary short form prospectus, final short form prospectus and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.
Issuer:	Baytex Energy Corp. (the "Corporation").
Issue:	31,700,000 common shares (the "Common Shares").
Amount:	$549,995,000.
Price:	$17.35 per Common Share.
Over-Allotment Option:

The underwriters shall have the option, exercisable in whole or in part for a period of 30 days after Closing, to purchase up to an additional 4,755,000 Common Shares at the offering price and on the same terms and conditions as set forth herein to cover over-allotments, if any.

Use of Proceeds:	The net proceeds of the Offering will be used to repay indebtedness under the credit facilities, increase working capital and fund ongoing capital expenditures.
Dividends:

The Company currently pays monthly dividends at an annual rate of $1.20 per Common Share. The first dividend in which the Common Shares offered hereunder will be entitled to participate in will be for the month ending April 30, 2015 and will be payable on or about May 15, 2015.

Issue Type:

Bought underwritten public issue, eligible for sale in all Provinces of Canada pursuant to a short form prospectus, and in the United States pursuant to registration under the Multi-Jurisdictional Disclosure System, and internationally as permitted.

Conditions:	Subject to standard bought deal terms and conditions for transactions of this type.
Listing:	The Common Shares are listed on the TSX and NYSE under the symbol BTE.
Eligibility:	The Common Shares are eligible under the usual statutes for RRSPs, RRIFs, RESPs, DPSPs, RDSPs, and TFSAs.
Bookrunners:	Scotia Capital Inc. and RBC Capital Markets
Commission:	4.00%, payable upon Closing.
Closing:	On or about April 2, 2015.

The offering will be made in the United States pursuant to the Multi-Jurisdictional Disclosure System. A registration statement (including a prospectus) relating to these securities has been filed with the U.S. Securities and Exchange Commission (the "SEC") but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. Before you invest, you should read the prospectus in that registration statement and other documents Baytex has filed with the SEC for more complete information about Baytex and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or you may request it from Scotia Capital Inc. in Canada, Attention: Equity Capital Markets (tel:416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or in the U.S., Attention: Equity Capital Markets (tel:212-225-6853), 250 Vesey Street, 24th Floor, New York, New York, 10281.

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  Exhibit 4.8